Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results
for the 3rd Quarter and First Nine Months of 2014

- Company On Track With 2014 Guidance & Long-Term Growth Plan -

KFAR SAVA, Israel, October 23, 2014 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the third quarter and nine months ended September 30, 2014.

Financial Results

Q3 2014: Revenues for the third quarter totalled $15.9 million compared with $17.2 million in the third quarter of 2013.

On a GAAP basis, operating income for the quarter totalled $3.1 million compared with $4.1 million in the third quarter of 2013. Net income for the quarter totalled $2.5 million, or $0.34 per diluted share ($0.35 per basic share), compared with $4.0 million, or $0.55 per diluted share ($0.57 per basic share), in the third quarter of 2013.

On a non-GAAP basis (as described and reconciled below), operating income for the quarter totalled $3.5 million compared with $4.2 million in the third quarter of 2013. Net income was  $3.0 million, or $0.41 per basic and diluted share, compared with $4.2 million, or $0.58 per diluted share ($0.59 per basic share), in the third quarter of 2013.

First Nine Months of 2014: Revenues for the first nine months of 2014 increased by 10% to $52.8 million from $47.9 million in the first nine months of 2013.

On a GAAP basis, operating income for the period totalled $11.6 million compared with $10.9 million in the first nine months of 2013. Net income totalled $9.9 million, or $1.35 per diluted share ($1.38 per basic share), compared with $10.4 million, or $1.44 per diluted share ($1.47 per basic share), in the first nine months of 2013.

On a non-GAAP basis (as described and reconciled below), operating income for the period totalled $12.5 million compared with $11.4 million in the first nine months of 2013. Net income totalled $10.8 million, or $1.48 per diluted share ($1.51 per basic share), compared with $10.9 million, or $1.51 per diluted share ($1.54 per basic share), in the first nine months of 2013.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We continue to develop the Company in line with our model for both the short-term and the long-term, positioning us to achieve our financial and strategic objectives. During the quarter, we were very pleased to announce a breakthrough Coleto Creek win as well as a significant design win with a leading Application Delivery provider, achievements that are enhancing the Company’s penetration of its target markets. In parallel, we continue working to deliver on the full potential of our multiple growth engines – especially our 100+ customer base, industry insight, superior core technologies and extensive existing product portfolio.”

Conference Call Details
Silicom’s Management will host an interactive conference today, October 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***
Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as amortization of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$19,572	$12,997
Short-term bank deposits	-	3,000
Marketable securities	15,449	14,871
Accounts receivables: Trade, net	15,045	14,866
Accounts receivables: Other	682	2,460
Inventories	26,531	28,778
Deferred tax assets	498	274
Total current assets	77,777	77,246

Marketable securities	23,469	24,370
Assets held for employees’ severance benefits	1,494	1,543
Deferred tax assets	390	439
Property, plant and equipment, net	2,415	1,479
Intangible assets, net	130	180

Total assets	$105,675	$105,257

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$3,144	$6,814
Other accounts payable and accrued expenses	4,913	5,134
Total current liabilities	8,057	11,948

Liability for employees’ severance benefits	2,528	2,618

Total liabilities	10,585	14,566

Shareholders' equity
Ordinary shares and additional paid-in capital	40,346	38,647
Treasury shares	(38)	(38)
Retained earnings	54,782	52,082
Total shareholders' equity	95,090	90,691

Total liabilities and shareholders' equity	$105,675	$105,257

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2014	2013	2014	2013
Sales	$15,866	$17,200	$52,788	$47,945
Cost of sales	9,432	10,183	31,428	28,598
Gross profit	6,434	7,017	21,360	19,347

Research and development expenses	1,668	1,305	4,712	3,894
Selling and marketing expenses	1,034	1,004	3,096	2,717
General and administrative expenses	673	636	1,958	1,863
Total operating expenses	3,375	2,945	9,766	8,474

Operating income	3,059	4,072	11,594	10,873

Financial income, net	7	100	170	280
Income before income taxes	3,066	4,172	11,764	11,153
Income taxes	558	152	1,881	741
Net income	$2,508	$4,020	$9,883	$10,412

Basic income per ordinary share (US$)	$0.35	$0.57	$1.38	$1.47

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,183	7,115	7,180	7,098

Diluted income per ordinary share (US$)	$0.34	$0.55	$1.35	$1.44

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,290	7,276	7,323	7,238

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2014	2013	2014	2013

GAAP gross profit	$6,434	$7,017	$21,360	$19,347
(1) Share-based compensation (*)	39	26	98	77
Non-GAAP gross profit	$6,473	$7,043	$21,458	$19,424

GAAP operating income	$3,059	$4,072	$11,594	$10,873
(1) Share-based compensation (*)	433	170	900	502
(2) Amortization of intangible assets	17	3	50	3
Non-GAAP operating income	$3,509	$4,245	$12,544	$11,378

GAAP net income	$2,508	$4,020	$9,883	$10,412
(1) Share-based compensation (*)	433	170	900	502
(2) Amortization of intangible assets	17	3	50	3
Non-GAAP net income	$2,958	$4,193	$10,833	$10,917

GAAP basic income per ordinary share (US$)	$0.35	$0.57	$1.38	$1.47
(1) Share-based compensation (*)	0.06	0.02	0.12	0.07
(2) Amortization of intangible assets	-	-	0.01	-
Non-GAAP basic income per ordinary share (US$)	$0.41	$0.59	$1.51	$1.54

GAAP diluted income per ordinary share (US$)	$0.34	$0.55	$1.35	$1.44
(1) Share-based compensation (*)	0.07	0.03	0.12	0.07
(2) Amortization of intangible assets	-	-	0.01	-
Non-GAAP diluted income per ordinary share (US$)	$0.41	$0.58	$1.48	$1.51

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))